08005334

RECEIVED

2008 OCT 14 P 12: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 8, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 8, 2008 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended September 30, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

Encl: As above

10/14

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 8, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended September 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 8, 2008

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended September 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED

Scrip Code : 500390

As on: 30th September, 2008

Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerialised form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.29	0.29
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	84365268	84363612	37.51	36.54
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**25**	**85028646**	**85026983**	**37.80**	**36.83**
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**25**	**85028646**	**85026983**	**37.80**	**36.83**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	300	13905278	13862427	6.18	6.02
(b)	Financial Institutions/Banks	395	921572	905674	0.41	0.40
(c)	Central Government/State Governments	60	81214	4218	0.04	0.04
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	43137978	43137607	19.18	18.68
(f)	Foreign Institutional Investors	563	38982973	38762430	17.33	16.89
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1339**	**97029015**	**96672356**	**43.14**	**42.03**

Reliance Infrastructure Limited

(2)	Non-Institutions					
(a)	Bodies Corporate	7327	10643305	10526450	4.73	4.61
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1574777	28951460	22947791	12.87	12.54
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	52	1729054	1687792	0.77	0.75
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	0	0	0	0.00	0.00
2	NRIs/OCBs	18095	1543049	1136414	0.69	0.67
	Sub -Total (B)(2)	**1600251**	**42866868**	**36298447**	**19.06**	**18.57**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1601590**	**139895883**	**132970803**	**62.20**	**60.60**
	TOTAL (A) +(B)	**1601615**	**224924529**	**217997786**	**100.00**	**97.42**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**3**	**5945733**	**5945006**	**0.00**	**2.58**
	GRAND TOTAL (A)+(B)+(C)	**1601618**	**230870262**	**223942792**	**100.00**	**100.00**

* Physical shares pending for demat confirmation.

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	8 34 98 937	36.17
2	RELIANCE CAPITAL LIMITED	1 653	0.00
3	RELIANCE INNOVENTURES PRIVATE LIMITED	8 64 675	0.37
4	KOKILA D AMBANI	2 74 891	0.12
5	ANIL D AMBANI	1 39 437	0.06
6	JAIANMOL A AMBANI	1 25 231	0.05
7	TINA A AMBANI	1 23 812	0.05
8	JAIANSHUL A AMBANI	7	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00
	TOTAL	**8 50 28 646**	**36.83**

Reliance Infrastructure Limited

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	2 75 39 351	11.93
2	Reliance Capital Trustee Co Ltd	78 97 462	3.42
3	Quantum (M) Limited	61 06 624	2.65
4	The Bank Of New York	59 45 733	2.58
5	The New India Assurance Company Limited	48 03 917	2.08
6	Natixis	34 42 000	1.49
7	The Oriental Insurance Company Limited	33 22 255	1.44
8	General Insurance Corporation Of India	31 00 303	1.34
	Total	**6 21 57 645**	**26.92**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	N/A	-	0	0.00
	TOTAL			**0.00**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	1981911	59 45 733	2.58
	TOTAL		**59 45 733**	**2.58**

Reliance Infrastructure Limited

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Bank of New York as Depositary for GDR holders *	GDR	5945733	2.58
	TOTAL		5945733	2.58

* The details of individual GDR holder is not available

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

October 8, 2008

Reliance Infrastructure Limited

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 7, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	**Particulars**
1.	Letters dated October 7, 2008 enclosing therewith the certificate of Completion and compliance of extinguishment / cancellation / destruction of total Nil equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited).

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 7, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total Nil Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from September 1, 2008 to September 30, 2008.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING SEPTEMBER, 2008:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	N.A.	Nil

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING SEPTEMBER, 2008:
Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. **TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED**

Total Number of Equity Shares Extinguished (A + B)	Nil

We enclose a certified true copy of the certificate dated Nil of extinguishment / cancellation / destruction of Nil equity shares respectively, aggregating Nil equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,08,70,262	Nil	23,08,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 7, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sir,

Sub: Completion and compliance of extinguishment / cancellation / destruction of total Nil Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from September 1, 2008 to September 30, 2008.

A. SHARES IN DEMATERIALISED FORM CANCELLED / DESTROYED DURING SEPTEMBER, 2008:

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	N.A.	Nil

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED DURING SEPTEMBER, 2008: Nil

Sr. No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	Nil

We enclose a certified true copy of the certificate dated Nil of extinguishment / cancellation / destruction of Nil equity shares respectively, aggregating Nil equity shares obtained in accordance with the provisions of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,08,70,262	Nil	23,08,70,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

RECEIVED

2008 OCT 14 P 12: 16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 7, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 7,2008 sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited along with Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RECEIVED
2009 OCT 14 P 12:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Infrastructure Limited

Quarter ending on: September 30, 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Yes	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Date: October 7, 2008

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 7, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended September 30, 2008

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended September 30, 2008.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

END